

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Chris Ehrlich
Chief Executive Officer
Locust Walk Acquisition Corp.
200 Clarendon Street, 51st Floor
Boston, MA 02116

**Re: Locust Walk Acquisition Corp.**
**Registration Statement on Form S-4**
**Filed June 14, 2021**
**File No. 333-257091**

Dear Mr. Ehrlich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of LWAC's public stockholders, the Sponsor and eFFECTOR's stockholders.

Questions and Answers about the Proposals, page 5

2. We note your disclosure on page 37 that the combined company intends to apply to list its shares on the Nasdaq Capital Market. Please disclose in this section, where appropriate, and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq's determination will be known at the time that stockholders are asked to vote on the merger agreement.

3.      Please revise your disclosure, where applicable, to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Q: Are any of the proposals conditioned on one another?, page 6

4.      Please revise, where appropriate (including here and on page 18), to identify which conditions to the completion of the merger may be waived.  We refer to your disclosure on pages 99 and 100.

Q: Am I required to vote against the Transaction..., page 9

5.      Please revise to clarify, if true, that shareholders have redemption rights regardless of whether they abstain or do not vote on the business combination.

Risks Related to eFFECTOR's Business, page 23

6.      We refer to your disclosure on page 48 relating to the FDA's partial clinical hold on your Phase 2b KICKSTART clinical trial of your lead product candidate, tomivosertib.  Please include disclosure of this partial clinical hold here and in your risk factor disclosure on pages 49 and 50 and discuss the impact this partial clinical hold may have on the enrollment of patients in your clinical trials. Please also add related disclosure and explain the underlying reasons for the partial clinical hold where you discuss the Phase 2b KICKSTART trial under the heading "Business of eFFECTOR."

Risks Related to LWAC's Business and Business Combination
If LWAC's due diligence investigation of eFFECTOR was inadequate..., page 35

7.      Please disclose the material risks, where appropriate, to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.  These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

LWAC's directors and officers may have certain conflicts in determining to recommend the acquisition..., page 36

8.      Please revise to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Our Proposed Charter will provide that the Court of Chancery of the State of Delaware..., page 40

9.      Please revise your disclosure here and on page 289 to clarify whether the exclusive forum provision will apply to actions arising under the Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent that your exclusive forum provision will not apply to actions arising under the Exchange Act, please revise your proposed charter to make this clear.

Risks Related to eFFECTOR
We are dependent on the Pfizer Agreement for the discovery..., page 60

10.     We refer to your disclosure on page 60 that Pfizer may unilaterally terminate the agreement for convenience "under certain circumstances," which you disclose could materially and adversely affect your business. Please expand your disclosure of the termination provision and the specific circumstances under which Pfizer may unilaterally terminate the agreement.

If we fail to maintain proper and effective internal control..., page 88

11.     You disclose on page 89 that you had identified a material weakness in internal control over financial reporting. Please revise your disclosure in this risk factor to specifically identify any material weaknesses identified and whether they have been remediated, if applicable.

Background of the Business Combination, page 106

12.     Please identify the individuals and/or parties who participated in the meetings and discussion described throughout this section.  By way of example only, please identify the representatives of the LWAC Board, its scientific advisory board, and Locust Walk Partners who met in March 2021.

13.     Please revise your disclosure in this section to describe how the LWAC Board arrived at a valuation of $425 million for eFFECTOR. Address in your revisions the methodology employed in reaching the valuation. We note your disclosure that Locust Walk Partners presented an analysis of the valuation of eFFECTOR based on comparable public companies. Please revise to explain the extent to which the LWAC Board considered such analysis in reaching the valuation and if material, discuss the analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that LWAC sent an initial draft letter of intent to eFFECTOR in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations, with respect to the material terms of the merger, including the exchange ratio and earn-out consideration.

Business of eFFECTOR, page 152

14.     Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure.  For example, please briefly explain what you mean by terms such as aspartate aminotransferase and alanine aminotransferase, oncoproteins, phosphorylate, nanomolar, stable disease and mPFS.

15.     We refer to your disclosure that your lead product candidate, tomivosertib, is currently being evaluated in combination with an FDA-approved inhibitor called KEYTRUDA (also known as pembrolizumab).  Please revise to clarify that KEYTRUDA is a frontline therapy that is owned and developed by a third party.

Tomivosertib Mechanism of Action..., page 161

16.     You disclose on page 162 that tomivosertib has been shown to downregulate several immunosuppressive proteins as shown in Figures 5 and 6.  Please expand your disclosure to address related statistical significance and/or p-values.

Phase 1 Dose Escalation Trial in Cancer Patients..., page 165

17.     The graphic identified as Figure 10 on page 166 contains text that is illegible.  Please revise accordingly.

Phase 2a Trial of Tomivosertib..., page 167

18.     We note your disclosure on page 167 stating that adverse events observed with tomivosertib in your Phase 2a trial were generally grade 1 or 2 in severity.  Please disclose the number of patients that experienced adverse events and whether any adverse events of greater severity than grade 1 or 2 were observed. Please also include disclosure in your risk factor disclosure on page 51.

Manufacturing, page 181

19.    We note your risk factor disclosure that you currently rely on single manufacturers for different aspects of your two product candidates.  Please expand your disclosure here to discuss your sources, including the names of any principal suppliers or manufacturers. See Item 101(h)(4)(v) of Regulation S-K.

Exclusive License Agreement with the Regents of the University of California ("UCSF"), page 182

20.    Please revise your disclosure to clarify whether any milestones have been met under the UCSF License Agreement and state the aggregate amount paid to date. Please also disclose when the last-to-expire patent right is scheduled to expire under the UCSF Translational Profiling Patent Rights referenced in the third paragraph on page 183.

21.    We refer to your disclosure on page 183 relating to certain minimum annual royalty payments to be made to UCSF in certain circumstances.  Please revise to disclose the minimum annual payments.

22.    We note your disclosure on page 183 regarding your election to terminate your obligations to pay the patent prosecution costs with respect to certain products identified as PRPS-2 Products in the UCSF license agreement and thus relinquish your rights in such products. Please expand your disclosure of the specific products and the materiality of such products to your patent portfolio and business.

Intellectual Property, page 183

23.    Please revise to disclose the applicable jurisdictions of eFFECTOR's foreign patents and pending foreign patent applications with respect to each patent portfolio family disclosed on pages 183 and 184.  We also note your disclosure of the expected expiration dates for the patents that are issued from the various pending patent applications under each patent portfolio family.  Please revise to disclose when the existing issued US and foreign patents will expire under each patent family referenced.

Competition, page 185

24.    We refer to your disclosure on page 153 that the market value for anti-PD-(L)1 therapies for the treatment of patients with metastatic NSCLC is approximately $12 billion.  You also disclose on page 185 that certain of your competitors are focused on therapies targeting similar target indications, such as NSCLC or breast cancer, while other competitors have FDA-approved PD-1 or PD-L1 inhibitors and are actively testing checkpoint inhibitors.  Please disclose whether any of the identified competitors are utilizing checkpoint inhibitors specifically for the treatment of NSCLC or breast cancer.

Management's Discussion and Analysis of Financial Condition and Results of Operation of eFFECTOR
Liquidity and Capital Resources, page 203

25.   Please revise this section, where appropriate, to discuss the material terms of eFFECTOR's federal DARPA grant agreement.

Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Business Combination , page 219

26.   We note the table of the pro forma shares assuming no redemption.  Please provide a similar table of the pro forma shares assuming maximum redemption.

Security Ownership of Certain Beneficial Owners and Management, page 249

27.   Please revise to identify the natural persons with voting and/or dispositive control of the shares held by SR One Capital Fund I Aggregator, L.P.

Exhibits

28.   We note you have indicated in the Exhibit index that certain of the exhibits and schedules to Exhibits 10.13 and 10.14 have been omitted pursuant to Item 601 of Regulation S-K. Your header to Exhibit 10.13 also states that you have made a request for confidential treatment. However, it appears that you have omitted information from these exhibits in reliance upon Item 601(b)(10)(iv) of Regulation S-K. If true, please revise your disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at 202-551-3812 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.  Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Cheston J. Larson, Esq.